[Letterhead of Sutherland Asbill & Brennan LLP]

July 13, 2011

VIA EDGAR

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oxford Lane Capital Corp.
Registration Statement on Form N-2
Filed June 3, 2011
File No. 333-174722

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company via a letter, dated June 30, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-174722), filed with the Commission on June 3, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s response.  Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been reflected in Amendment No. 1 to the Registration Statement, filed concurrently herewith.

Prospectus

1.
Summary—Please add a paragraph on dilution: explain and describe the impact on investors subscribing in this offering.  Provide a cross-reference to the tabular presentation showing the dilution to net asset value resulting from the rights offering.

The Company has revised the above-referenced disclosure set forth in “Summary” section of the Prospectus in response to the Staff’s comment.

Ms. Mary A. Cole
July 13, 2011

2.
Fees and Expenses—Footnote (3) to the fee table states that the expenses associated with the dividend reinvestment plan are included in “other expenses.”  Please explain why these expenses are not included in the shareholder transaction expenses in the line “Dividend reinvestment plan expenses.”

The Company believes that, consistent with industry practice, the annual expenses relating to the Company’s dividend reinvestment plan, which the Company incurs in connection with its retention of Computershare Trust Company, N.A. to serve as the Company’s transfer agent, distribution paying agent and registrar, are more properly reflected as annual expenses of the Company, rather than as stockholder transaction expenses specific to the offering referenced in the Prospectus.  In particular, the Company advises the Staff on a supplemental basis that the expenses associated with its dividend reinvestment plan represent only a very small portion of the total expenses that the Company incurs for the services of Computershare Trust Company, N.A. on an annual basis.

In addition, stockholders will bear the expenses incurred by the Company in connection with the administration of the dividend reinvestment plan regardless of whether they actually participate in that plan.  The Company, therefore, believes that it is more appropriate to treat such expenses as ongoing annual expenses of the Company for purposes of the presentation set forth in the “Fees and Expenses” table, as compared to other non-traded closed-end funds that may charge a percentage commission on newly-issued shares under their respective dividend reinvestment plans

3.	Fees and Expenses—Please confirm in your response that the Fund has no present intention of offering preferred stock during the next 12 months.

The Company advises the Staff on a supplemental basis that it has no present intention of offering preferred stock during the 12 months following completion of the proposed offering referenced in the Prospectus.

4.
Over-Subscription Privilege—The over-subscription privilege has been structured to allow over-subscription requests to be honored in full (up to the amount of shares available).  In your response, please explain whether this structure could lead to the Fund’s largest shareholders or speculators gaining control of the Fund.

The Company advises the Staff on a supplemental basis that the Company’s current largest shareholder of record, Charles M. Royce, owns approximately 8.66% of the currently outstanding shares of the Company’s common stock.  As described in the Registration Statement, the total amount of outstanding shares of the Company’s common stock will not increase by more than one-third as a result of the proposed rights offering. As a result, even if every shareholder, other Mr. Royce, opted out of acquiring additional shares of the Company’s common stock pursuant to the proposed rights offering and Mr. Royce purchased and exercised all of the rights that will be offered in the proposed rights offering, Mr. Royce would only own approximately 31.5% of the then outstanding shares of the Company’s common stock.  Therefore, the Company does not believe that the proposed rights offering could lead to the Company’s largest shareholder or speculators gaining control of the Company.

Ms. Mary A. Cole
July 13, 2011

Financial Statements

5.	In the Statement of Assets and Liabilities, please disclose if any of the cash balance is restricted as to use.

The Company advises the Staff on a supplemental basis that the cash balance disclosed in the Statement of Assets and Liabilities is not restricted as to use, and therefore, does not require any further disclosure.

6.	Note 6 to the Schedule of Investments discusses income notes and states that they are considered equity positions in the CLO Funds. Please explain the accounting treatment for these holdings.

The Company advises the Staff on a supplemental basis that it treats income notes as equity positions in the underlying CLO vehicles given that they are entitled to residual payments from those CLO vehicles after satisfaction of all current payment obligations to senior debt tranches. The Company also respectfully refers the Staff to the disclosure set forth under the headings “Investment Valuation” and “Investment Income Recognition” in Note 2 to the Company’s financial statements for the period ended March 31, 2011.  The Company’s accounting treatment of CLO equity investments is based on ASC 325-15-5 and EITF 99-20, and it understands that its policies are consistent with the industry practice for accounting for such investments.

            Specifically, the Company’s board of directors determines the fair value of such income notes in good faith, consistent with the approach taken with respect to the Company’s other CLO investments.  In addition, interest income from investments in the “equity” class of security of CLO Funds (typically income notes or subordinated notes) is recorded based upon an estimation of an effective yield to maturity utilizing assumed cash flows. The Company monitors the expected cash inflows from its CLO equity investments, including the expected residual payments, and the effective yield is determined and updated periodically.

7.	In your response, please confirm that the distributions from net investment income reflected in the Statement of Changes are from income and do not represent a return of capital distribution.

The Company advises the Staff on a supplemental basis that the distribution from net investment income reflected in the Statement of Changes in Net Assets ($483,313) does not represent a tax return of capital distribution. The Company respectfully refers the staff to the disclosure set forth under the heading “Federal Income Taxes” in Note 2 to the Company’s financial statements for the period ending March 31, 2011. The distribution from net investment income reflects the distribution declared in March 2011 (tax year 2011), and paid in April 2011 (tax year 2012). For tax purposes, the distribution will be considered to have occurred in tax year 2012. Based on the Company’s good faith net investment income expectations for the 2012 tax year at the time that the Company’s board of directors declared such distribution, the Company expects to have sufficient net investment income during the 2012 fiscal year to cover such distribution and does not expect such distribution to result in a return of capital. The Company further advises that, as disclosed in the footnotes to the financial statements, distributions are subject to recharacterization for tax purposes at the end of the taxable year.

Ms. Mary A. Cole
July 13, 2011

8.
Note 1 discusses cash and cash equivalents and notes that all highly liquid debt instruments with a maturity of three months or less are cash equivalents.  Please note that all short-term investments must be presented in the Schedule of Investments.  See S-X 12-12.

The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that it does not hold any short-term investments of a nature that would be required to be presented in the Schedule of Investments in accordance with Regulation S-X 12-12.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / Oxford Lane Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP